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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Mobile TeleSystems Public Joint Stock Company
(Name of Subject Company (Issuer))

Stream Digital, LLC
(Name of Filing Person (Offeror and Affiliate of Issuer))

Common Stock, par value RUB 0.10 per share of Common Stock	Not Applicable
American Depositary Shares evidenced by American Depositary Receipts, each representing two shares of Common Stock (Title of Class of Securities)	607409109 (CUSIP Number of Class of Securities)

Joshua B. Tulgan
Director, Corporate Finance and Investor Relations
Mobile TeleSystems Public Joint Stock Company
5 Vorontsovskaya Street, bldg. 2, 109147 Moscow Russian Federation
Phone: +7 495 223 20 25, Fax: +7 495 911 65 67
E-mail: ir@mts.ru
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)

Copies to:
J. David Stewart
Latham & Watkins LLP
Ul. Gasheka 6, Ducat III, Office 510
Moscow 125047
Russia
Telephone: +7.495.785.1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$77,959,842	$8,995.00

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the tender offer for not more than $77,959,842 in aggregate for a maximum of 18,368,324 shares of common stock.

**
The amount of the filing fee equals US$115.90 per US$1,000,000 of the transaction value.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 SCHEDULE TO

        This Tender Offer Statement on Schedule TO (the "Schedule TO") is being filed by Stream Digital, LLC (the "Offeror"), a wholly-owned subsidiary of Mobile TeleSystems Public Joint Stock Company (the "Company"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and relates to the return of cash to holders of shares of common stock, par value RUB 0.10 per share (the "Common Stock") and American Depositary Shares ("ADSs") of the Company, by way of a cash tender offer by the Offeror for shares of the Company's Common Stock (including shares of Common Stock represented by ADSs) up to a maximum aggregate purchase amount of RUB 4,647,186,170, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2017 (the "Offer to Purchase"), the related Common Stock Letter of Transmittal with respect to the shares of Common Stock and the related ADS Letter of Transmittal with respect to the ADSs (which collectively, as they may be amended and supplemented from time to time, constitute the "Tender Offer"), copies of which are filed with this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

        The information in the Offer to Purchase, the Tender Form and the Letter of Transmittal is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, and as more particularly set forth below.

Item 1.    Summary Term Sheet.

        The information set forth in the sections captioned "Background and Summary Term Sheet," Questions and Answers on the Tender Offer" and "Further Information for ADS Holders" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), are incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   Name and Address: The name of the issuer is Mobile TeleSystems Public Joint Stock Company, a company incorporated in the Russian Federation with Registered No. 1027700149124. The address of its principal executive office and each of its executive officers and directors is 4 Marksistskaya Street, Moscow 109147, Russian Federation, and its telephone number is +7 495 223 20 25.

        (b)   Securities: The information set forth in the section captioned "Additional Information—Share Capital and Trading" of the Offer to Purchase is incorporated herein by reference.

        (c)   Trading Market and Price: The information set forth in the section captioned "Additional Information—Share Capital and Trading" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   Name and Address: Stream Digital, LLC, a company incorporated in the Russian Federation, is the filing person. Stream Digital, LLC is a wholly-owned subsidiary of the subject company Mobile TeleSystems Public Joint Stock Company. The address of the Offeror's principal executive office and each of its executive officers and directors is 51/4, bld. 2 Schepkina street, Moscow 129110, Russian Federation and its telephone number is +7 (499) 429 05 89. The information set forth in the sections captioned "Additional Information—The Directors and Officers of the Company and the Offeror" and "Additional Information—Directors' and Officers' Interests" of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   Material Terms: The information set forth in Part II ("Background and Summary Term Sheet"), Part III ("Questions and Answers on the Tender Offer"), Part IV ("Details of the Tender Offer in Respect of Shares of Common Stock"), Part V ("Certain Taxation Considerations in Relation to the Tender Offer"), Part VI ("Additional Information") and Part VII ("Further Information for ADS Holders") of the Offer to Purchase is incorporated herein by reference.

        (b)   Purchases: The information set forth in the section captioned "Additional Information—Directors', Officers' and Affiliates' Participation" of the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)   Agreements Involving the Subject Company's Securities: The information set forth in the section captioned "Additional Information—Agreements Relating to the Shares of Common Stock and ADSs" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   Purposes: The information set forth in Part II ("Background and Summary Term Sheet") and Part III ("Questions and Answers on the Tender Offer") of the Offer to Purchase is incorporated herein by reference.

        (b)   Use of the Securities Acquired: The information set forth in Part II ("Background and Summary Term Sheet"), Part III ("Questions and Answers on the Tender Offer") and Part IV ("Details of the Tender Offer in respect of Common Stock") of the Offer to Purchase is incorporated herein by reference.

        (c)   Plans: The information set forth in the sections captioned "Additional Information—Agreements Relating to Common Stock and ADSs" and "Additional Information—Directors', Officers' and Affiliates' Participation" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   Source of Funds: The information set forth in Part II ("Background and Summary Term Sheet") and Part III ("Questions and Answers on the Tender Offer") of the Offer to Purchase is incorporated herein by reference.

        (b)   Conditions: The information set forth in the section captioned "Details of the Tender Offer in respect of Shares of Common Stock—Terms and Conditions of the Tender Offer" of the Offer to Purchase is incorporated herein by reference.

        (d)   Borrowed Funds: N/A

Item 8.    Interest in Securities of the Subject Company.

        (a)   Securities Ownership: The information set forth in the section captioned "Additional Information—Directors' and Officers' Interests" of the Offer to Purchase is incorporated herein by reference.

        (b)   Securities Transactions: The information set forth in the section captioned "Additional Information—Agreements Relating to the Shares of Common Stock and ADSs" and in the section captioned "Additional Information—Transactions in the Shares of Common Stock and ADSs" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Solicitations or Recommendations: The information set forth in the section captioned "Additional Information—Parties Engaged in Solicitations" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        The Offeror is a wholly-owned subsidiary of the Company with insignificant operations other than carrying out the Tender Offer. With respect to the Company, the financial statements are not considered material in reliance on Instruction 2 to this Item 10, as: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the Company is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

Item 11.    Additional Information.

        (a)   Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Part II ("Background and Summary Term Sheet") and Part VI ("Additional Information") of the Offer to Purchase is incorporated herein by reference.

        (c)   Other Material Information: The information in the Offer to Purchase, the Common Stock Letter of Transmittal and the ADS Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase, dated January 17, 2017
(a)(1)(ii)	Form of Common Stock Letter of Transmittal
(a)(1)(iii)	Form of Purchase Agreements in Respect of Tenders of Shares of Common Stock Under the Tender Offer
(a)(1)(iv)	Form of ADS Letter of Transmittal
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(2)	N/A
(a)(3)	N/A
(a)(4)	N/A
(a)(5)(i)	Tender Offer Announcement, dated January 17, 2017
(a)(5)(ii)	Summary Advertisement, dated January 17, 2017
(a)(5)(iii)	Internal Communications Materials, dated January 17, 2017
(b)	N/A
(d)(i)	Stock Option Program on Distribution of Shares (2013) (incorporated herein by reference to the Company's Schedule TO filed on October 31, 2016)
(d)(ii)	Purchase Agreement between Stream Digital, LLC and Sistema Finance S.A., dated January 17, 2017
(d)(iii)
Deposit Agreement (incorporated herein by reference to the Company's Form 20-F for the fiscal year ended December 31, 2000 filed on June, 2001 and amendments thereto on form F-6 filed on March 19, 2004, December 14, 2004, December 21, 2004, August 7, 2007, April 20, 2010 and June 3, 2016, respectively)
(g)	N/A
(h)	N/A

Item 13.    Information Required by Schedule 13E-3.

        N/A.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

STREAM DIGITAL, LLC
Dated: January 17, 2017	By:	/s/ ROLANDI TABATADZE
		Name:	Rolandi Tabatadze
		Title:	General Director

 INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase, dated January 17, 2017
(a)(1)(ii)	Form of Common Stock Letter of Transmittal
(a)(l)(iii)	Form of Purchase Agreements in Respect of Tenders of Shares of Common Stock Under the Tender Offer
(a)(1)(iv)	Form of ADS Letter of Transmittal
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(2)	N/A
(a)(3)	N/A
(a)(4)	N/A
(a)(5)(i)	Tender Offer Announcement, dated January 17, 2017
(a)(5)(ii)	Summary Advertisement, dated January 17, 2017
(a)(5)(iii)	Internal Communications Materials, dated January 17, 2017
(b)	N/A
(d)(i)	Stock Option Program on Distribution of Shares (2013) (incorporated herein by reference to the Company's Schedule TO filed on October 31, 2016)
(d)(ii)	Purchase Agreement between Stream Digital, LLC and Sistema Finance S.A., dated January 17, 2017
(d)(iii)
Deposit Agreement (incorporated herein by reference to the Company's Form 20-F for the fiscal year ended December 31, 2000 filed on June, 2001 and amendments thereto on form F-6 filed on March 19, 2004, December 14, 2004, December 21, 2004, August 7, 2007, April 20, 2010 and June 3, 2016, respectively)
(g)	N/A
(h)	N/A

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SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
INDEX TO EXHIBITS